Exhibit 99.2

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of June 30,
		2025	2026
	Note	US$	US$
ASSETS
Current assets
Cash and cash equivalents		11,385,381	8,855,514
Restricted cash		2,522,898	2,557,464
Accounts receivable, net	2	7,005,396	6,452,834
Amounts due from related parties	14	2,517,833	1,734,333
Inventories, net	3	9,432,929	13,832,492
Prepayments and other current assets	4	4,246,959	3,023,022
Total current assets		37,111,396	36,455,659
Non‑current assets
Property and equipment, net	5	1,972,396	2,008,436
Long-term investments		106,704	110,536
Operating lease right-of-use assets, net		1,766,194	1,524,016
Other non-current assets	4	1,711,830	1,101,478
Total non‑current assets		5,557,124	4,744,466
Total assets		42,668,520	41,200,125
LIABILITIES
Current liabilities
Short-term borrowings	6	6,402,231	8,105,997
Accounts payable		6,727,086	8,320,524
Contract liabilities		4,074,505	6,510,896
Operating lease liabilities—current		592,989	468,274
Financial liability	8	63,593	24,192
Amounts due to a related party	14	164,046	159,996
Accrued expenses and other current liabilities	7	5,513,404	6,068,318
Total current liabilities		23,537,854	29,658,197
Non‑current liabilities
Operating lease liabilities—non-current		1,175,413	1,075,871
Other non-current liabilities		88,898	28,089
Total non‑current liabilities		1,264,311	1,103,960
Total liabilities		24,802,165	30,762,157
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Class A ordinary shares (USD0.00001 par value; 4,258,745,553 shares authorized; 2,160,310,915 and 2,799,892,915 shares issued, and 2,160,310,915 and 2,459,892,915 shares outstanding, as of December 31, 2025 and June 30, 2026, respectively; the shares issued as of June 30, 2026 include 340,000,000 escrowed reserve shares under the ATM Program.)	10	21,603	27,999
Class B ordinary shares (USD0.00001 par value; 741,254,447 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026)	10	7,413	7,413
Additional paid - in capital		100,820,027	105,035,759
Accumulated other comprehensive income		1,893,379	1,369,044
Accumulated deficit		(84,876,067)	(96,002,247)
Total shareholders’ equity		17,866,355	10,437,968
Total liabilities and shareholders’ equity		42,668,520	41,200,125

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Six Months Ended June 30,
		2025	2026
	Note	US$	US$
Revenues (including sales to a related party of US$753,827 and US$226 for the six months ended June 30, 2025 and 2026, respectively)	15	12,451,126	10,270,989
Cost of revenues (including purchase from a related party of US$147,611 and US$526 for the six months ended June 30, 2025 and 2026, respectively)	15	(6,069,788)	(6,290,301)
Gross profit		6,381,338	3,980,688
Operating expenses:
Selling and marketing expenses		(5,186,741)	(5,843,734)
Research and development expenses		(4,084,917)	(2,339,474)
General and administrative expenses		(4,619,965)	(6,989,407)
Total operating expenses		(13,891,623)	(15,172,615)
Government grants		73,825	8,181
Operating loss		(7,436,460)	(11,183,746)
Changes in fair value of financial instruments	10	106,289	41,217
Interest expenses		(75,149)	(64,515)
Interest income		67,190	80,864
Loss before income taxes		(7,338,130)	(11,126,180)
Income tax expense	12	—	—
Net loss		(7,338,130)	(11,126,180)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(52,090)	(524,335)
Comprehensive loss		(7,390,220)	(11,650,515)

Loss per Class A and Class B ordinary share–Basic and diluted	13	(0.003)	(0.004)

Weighted average number of Class A and Class B ordinary shares – Basic and diluted	13	2,544,609,189	3,128,519,848

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Cash flows from operating activities:
Net cash used in operating activities	(6,815,957)	(7,470,588)
Cash flows from investing activities:
Cash paid for purchase of property and equipment and intangible assets	(311,025)	(273,477)
Loans provided to a third party	—	(29,144)
Net cash used in investing activities	(311,025)	(302,621)
Cash flows from financing activities:
Proceeds from short-term bank borrowings	1,391,999	4,371,674
Repayment of short-term bank borrowings	(3,945,105)	(2,914,449)
Proceeds from sale of ordinary shares through follow-up offering, net of placement agent fees and other reimbursable expenses $480,312		3,894,688
Payments of follow-up offering cost	(956,248)	(230,389)
Net cash (used in) provided by financing activities	(3,509,354)	5,121,524
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	199,983	156,384

Net increase (decrease) in cash, cash equivalents and restricted cash	(10,436,353)	(2,495,301)
Cash, cash equivalents and restricted cash at the beginning of the period	26,773,902	13,908,279
Cash, cash equivalents and restricted cash at the end of the period	16,337,549	11,412,978
Supplemental cash flow information:
Interest paid	73,886	63,655
Non-cash investing and financing activities:
Accrual of ATM program cost	—	5,385
Offering costs charged against additional paid-in capital	—	894,379
Operating right-of-use assets obtained in exchange for operating lease liabilities	874,106	—
Property and equipment transferred from inventories	874,663	—
ROU assets disposed as reduction of operating lease liabilities due to lease termination	—	26,029

Reconciliation of the amount for cash, cash equivalents and restricted cash:
Cash and cash equivalents	16,337,549	8,855,514
Restricted cash	—	2,557,464
Total cash, cash equivalents and restricted cash	16,337,549	11,412,978

The accompanying notes are an integral part of these unaudited condensed consolidated financial statement

XCHG LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements of XCHG Limited (“the Company”), its wholly-owned subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2025 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025, which are included in the Annual Report on Form 20F.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2026, the results of operations and cash flows for the six months ended June 30, 2025 and 2026, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to, allowance for credit losses, write downs for excess and obsolete inventories, the realization of deferred income tax assets and the fair value of ordinary shares, redeemable preference shares and convertible debts. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Group is evaluating strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements and obtaining agreements with the existing investors to extend the due dates for outstanding debt. However, the Group may be unable to access to future equity or debt financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The unaudited condensed consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern.

(b) Concentration of risk

Concentration of customers and suppliers

Customers from whom individually represent greater than 10% of total revenues of the Group for the six months ended June 30, 2025 and 2026 are as follows.

	For the Six Months ended June 30,
	2025		2026
	US$	%	US$	%
Customer A	*	*	2,165,662	21%
Customer B	*	*	1,084,000	11%
Customer C	1,389,443	11%	*	*
Customer D	1,281,392	10%	*	*

Suppliers from whom individually represent greater than 10% of total purchases of the Group for the six months ended June 30, 2025 and 2026 are as follows.

	For the Six Months ended June 30,
	2025		2026
	US$	%	US$	%
Supplier A	660,265	11%	1,032,065	11%
Supplier B	820,419	13%	*	*
Supplier C	786,562	12%	*	*
Supplier D	725,198	12%	*	*

Customers accounting for 10% or more of accounts receivable, net are as follows:

	As of December 31,		As of June 30,
	2025		2026
	US$	%	US$	%
Customer A	*	*	2,988,337	46%
Customer E	1,224,249	17%	*	*

Customers accounting for 10% or more of contract liabilities are as follows:

	As of December 31,		As of June 30,
	2025		2026
	US$	%	US$	%
Customer F	*	*	2,276,250	35%
Customer G	660,000	16%	660,000	10%

Suppliers accounting for 10% or more of accounts payable are as follows:

	As of December 31,		As of June 30,
	2025		2026
	US$	%	US$	%
Supplier A	1,612,153	24%	1,807,541	22%
Supplier E	*	*	1,075,283	13%
Supplier C	1,119,645	17%	*	*
Supplier D	687,776	10%	*	*

Suppliers accounting for 10% or more of prepayments are as follows:

	As of December 31,		As of June 30,
	2025		2026
	US$	%	US$	%
Supplier B	625,654	20%	654,399	29%
Supplier F	1,789,478	56%	559,010	34%

* The amount was less than 10% of total sales, total purchases or total balance.

Concentration of credit risk

Cash and cash equivalents consisted of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at below locations:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Financial institutions in the mainland of the PRC
—Denominated in RMB	1,827,969	294,013
—Denominated in USD	7,400	283,676
—Denominated in EUR	1,574,250	29,070
Total cash and cash equivalents balances held at mainland PRC financial institutions	3,409,619	606,759
Financial institution in Germany
—Denominated in EUR	1,833,658	539,112
Total cash balances held at a Germany financial institution	1,833,658	539,112
Financial institutions in the USA
—Denominated in USD	6,141,320	7,703,724
Total cash balances held at a USA financial institution	6,141,320	7,703,724
Total cash and cash equivalents balances held at financial institutions	11,384,597	8,849,595

(c) Recent accounting pronouncements

Newly adopted accounting pronouncements

In July 2025, the FASB issued ASU 2025-05 — Financial Instruments — Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group adopted ASU 2025-05 effective January 1, 2026 on a prospective basis and elected the practical expedient. The adoption did not have a material impact on the Group's unaudited condensed consolidated financial statements and related disclosures.

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The amendments in this update establish authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. For public business entities, this update is effective for annual periods beginning after December 15, 2028, including interim periods within those annual reporting years. For all other entities, the amendments are effective for annual reporting periods beginning after December 15, 2029. Early adoption is permitted for all entities. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. For public business entities, the amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, the amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

2.
ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Accounts receivable	8,015,176	7,629,555
Allowance for expected credit losses	(1,009,780)	(1,176,721)
Accounts Receivable, net	7,005,396	6,452,834

The movements of the allowance for doubtful accounts were as follows:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Balance at the beginning of the year/period	(650,396)	(1,009,780)
Provision for expected credit losses	(425,835)	(415,718)
Reversal of expected credit losses	98,045	259,286
Foreign currency translation	(31,594)	(10,509)
Balance at the end of the year/period	(1,009,780)	(1,176,721)

3.
INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Raw materials	3,242,149	3,855,803
Work-in-progress	1,871,933	3,504,585
Finished goods	4,318,847	6,472,104
Inventories	9,432,929	13,832,492

Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to US$16,418 and nil were recorded as cost of revenues for the six months ended June 30, 2025 and 2026.

4.
PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Advances to suppliers	1,042,917	1,016,075
Deductible input VAT	527,286	520,387
Deferred financing costs(a)	1,097,980	454,489
Receivables from third party payment platforms	8,030	-
Prepayment to service vendors(b)	1,900,158	725,303
Loans to third parties(c)	824,694	891,414
Others(d)	557,724	516,832
Prepayments and Other Assets	5,958,789	4,124,500
Less: Other Non-Current Assets	1,711,830	1,101,478
Prepayments and Other Current Assets	4,246,959	3,023,022

a.
Deferred financing costs as of December 31, 2025 consisted of direct costs incurred by the Group in connection with the follow-up offering and the ATM program (as defined in note 10). On June 29, 2026, the Company completed the follow-up offering. Accordingly, the direct costs related to the follow-up offering were offset against the gross proceeds received from the offering. As of June 30, 2026, the remaining deferred financing costs related primarily to the ATM program. Such costs were classified as a non-current asset as of both December 31, 2025 and June 30, 2026.
b.
Prepayment to service vendors primarily consist of advance payments for outsourcing core hardware development and market promotion services.
c.
Loans to third parties consisted of the following: (i) On November 24, 2025, the Company entered into a loan agreement with an individual third party to provide a loan of RMB 0.2 million (approximately US$31.0 thousand). The loan bears interest at a floating rate equal to 3.91% per annum and matures twelve months from the effective date; (ii) On November 28, 2025, X-Charge Technology entered into a loan agreement with a third-party entity to provide a loan of RMB 4.3 million (approximately US$0.6 million). The loan bears interest at 3.5% per annum and matures two years from the disbursement date. As the loan matures more than twelve months from each of the balance sheet date, it was classified as a non-current asset; (iii) On June 2, 2026, X-Charge Technology entered into a loan agreement with a third-party entity to provide a loan of RMB 0.2 million (approximately US$29.5 thousand). The loan bears interest at 3.5% per annum and matures twelve months from the effective date.
d.
Others mainly include staff advances and deposits.
5.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Machinery and equipment	356,946	369,766
EV Chargers	1,845,556	1,877,966
Office and electronic equipment	665,570	770,462
Software	18,764	19,438
Leasehold improvement	782,207	810,301
Constructions in progress	192,436	321,494
Property and Equipment	3,861,479	4,169,427
Less: Accumulated depreciation	(1,889,083)	(2,160,991)
Property and Equipment, net	1,972,396	2,008,436

Depreciation expenses were US$166,540 and US$271,908 for the six months ended June 30, 2025 and 2026, respectively.

6.
SHORT-TERM BORROWINGS

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Short-term bank borrowings (i)	4,268,154	5,895,272
Loans from investor C (ii)	2,134,077	2,210,725
Short-term borrowings	6,402,231	8,105,997

(i)
Short-term bank borrowings

Short-term bank borrowings consist of RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank borrowings as of December 31, 2025 and June 30, 2026 were 2.72% and 2.47%, respectively. As of December 31, 2025 and June 30, 2026, the repayments of all short-term bank borrowings are guaranteed by the Founders or third parties except for one loan from Bank of Beijing that started on December 28, 2025. As of December 31, 2025 and June 30, 2026, the Company had outstanding short-term bank loan balances payable to the following financial institutions:

			As of December 31,	As of June 30,
			2025	2026
Lender	Interest Rate	Maturity Date	US$	US$
Bank of Beijing Fuyu Sub-branch	3.00%	December 27, 2026	1,422,718	1,473,818
Bank of China Beijing Guomao Sub-branch	2.24%	March 12, 2027	1,422,718	1,473,818
China Merchants Bank Beijing Dayuncun Sub-branch	2.30%	December 18, 2026	1,422,718	1,473,818
Industrial and Commercial Bank of China Beijing Sub-branch	2.35%	June 9, 2027	-	1,473,818
Total Short-term borrowings			4,268,154	5,895,272
(ii)
Loans from investor C

On May 27, 2024, the Company and Beijing X-Charge Technology Co., Ltd. (“X-Charge Technology”) entered into an adjustment agreement on the convertible loan investment with investor C, pursuant to which all parties agreed that X-Charge Technology shall repay the loan principal in the amount of RMB15 million (equivalent to US$2.1 million) and applicable interest to investor C upon 180 days after the consummation of a qualified IPO.

Subsequently, the qualified IPO was consummated, making the total outstanding amount of RMB 16.13 million (approximately US$2.26 million), comprising principal and accrued interest, due on March 10, 2025. The Company failed to repay by this date, and pursuant to the agreement, overdue principal accrues default interest at a simple rate of 12% per annum from the date of default until full repayment.

On October 28, 2025, X-Charge Technology received a formal notice of arbitration from the China International Economic and Trade Arbitration Commission (“CIETAC”). The notice states that a claim was filed by Investor C seeking repayment of the outstanding principal and interest totaling RMB16.71 million (equivalent to US$2.33 million), plus default interest accruing at an annual rate of 12% from March 9, 2025 to May 31, 2025, as well as recovery of its legal fees and arbitration costs. The claim also demands joint and several liability from the Company, its German subsidiary, and its founders, Mr. Ding Rui and Mr. Hou Yifei.

On July 25, 2026, the CIETAC held its first hearing. No decision was reached at that hearing. Both parties are currently in the process of submitting supplementary evidence, and the matter remains pending before the CIETAC for further proceedings.

For the six months ended June 30, 2025 and 2026, the Company recognized interest expense on the loan from investor C of US$117,157 and US$130,072, respectively, consisting of contractual interest of US$38,900 and nil and default interest of US$78,257 and US$130,072 accruing at a simple rate of 12% per annum on the overdue principal from March 10, 2025 until full repayment.

As of June 30, 2026, the Company’s cumulative accrued interest amounted to US$514,100 related to the loans from investor C, which is recognized within Accrued Expenses and Other Current Liabilities.

7.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Accrued payroll and social insurance	2,938,321	2,531,628
Cash collected on behalf of the customers(a)	53,683	105,434
Other taxes payable	540,679	597,556
Accrued follow-up offering cost	522,813	478,198
Accrued service expenses	403,298	979,196
Interest payable to investors	825,081	969,898
Others(b)	229,529	406,408
Accrued Expenses and Other Current Liabilities	5,513,404	6,068,318

a.
The Group collects the EV charging considerations from end users on behalf of certain customers and pays to these customers on a regular basis.
b.
Others as of December 31, 2025 and June 30, 2026 mainly included accrued warranty and other payable.
8.
FINANCIAL LIABILITY

In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10 million (equivalent to US$1.4 million). In October 2020, in connection with the loan agreement, X-Charge Technology issued warrants to Shengwei Venture Capital Management (Shanghai) Co., Ltd (“Shengwei”), an affiliate of SPD Silicon Valley Bank, to purchase 0.542% of X-Charge Technology’s equity interest at an exercise price at RMB2 million (equivalent to US$0.3 million) in aggregate or purchase 8,786,150 ordinary shares of the Company at the option of Shengwei on a fully diluted basis. The warrants are exercisable upon issuance and expires in October 2027. The warrants have not been exercised as of December 31, 2025 and June 30, 2026.

During the exercisable period and when the warrants are exercised, Shengwei is entitled to require X-Charge Technology to repurchase all equity interest at the price of fair market value.

In accordance with ASC 480, the Company classified the warrants as financial liability as the warrants embody an obligation to repurchase the X-Charge Technology’s equity interest which may require settlement by transferring assets. The Group recorded the financial liability on the consolidated balance sheets at its estimated fair value and subsequently, at each reporting date, recorded changes in estimated fair value included in the changes in fair value of financial instruments on the consolidated statement of comprehensive loss.

9.
FAIR VALUE MEASUREMENT

The tables below reflect the reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized as Level 3 of the fair value hierarchy for the six months ended June 30, 2026:

		For the Six Months Ended June 30, 2026
			Gain or Losses
US$	January 1, 2026	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	June 30, 2026
Liabilities:
Financial liability	63,593	—	(41,217)	—	1,816	24,192

For the financial liability that does not have a quoted market rate, the Group measured its fair value using the option-pricing model with the assistance of an independent third-party valuation firm. The fair values of financial liability as of June 30, 2026 are estimated with the following key assumptions:

June 30,
2026
Risk-free rate of return (per annum)	4.03%
Volatility	62.9%
Expected dividend yield	0.00%
Expected term	1.31 years
Fair value of the Company’s ordinary shares	US$0.0023 per share

These inputs used in the analysis were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity. If different estimates and assumptions had been used, the fair values of the preference shares and ordinary shares could be significantly different, and the fair value of the financial liability may materially differ from the recognized amount.

10.
ORDINARY SHARES

On January 30, 2026, the Company entered into a sales agreement (the "Sales Agreement") with Alliance Global Partners ("A.G.P." or the "Sales Agent"), pursuant to which the Company may offer and sell, from time to time, American depositary shares ("ADSs"), each representing 40 Class A ordinary shares, par value US$0.00001 per share, having an aggregate offering price of up to US$12,800,000, in an "at-the-market" offering (the "ATM Program"). Sales, if any, are made at prevailing market prices, and the Company pays the Sales Agent a commission equal to 3.0% of the aggregate gross proceeds from each sale of ADSs. The Company is not obligated to sell any ADSs and may suspend or terminate the ATM Program at any time.

On February 2, 2026, to facilitate the settlement of future sales under the ATM Program, the Company issued 8,500,000 ADSs (representing 340,000,000 Class A ordinary shares) to the depositary bank to be held in reserve, for which no consideration was received. Although these shares are legally issued, they carry no economic rights (including rights to dividends and other distributions) while held in reserve and are delivered to purchasers — with the related proceeds recognized — only as and when the underlying ADSs are sold under the ATM Program. Accordingly, for accounting purposes these shares are treated as escrowed shares, are not considered outstanding, and are excluded from the shares used to compute basic and diluted net loss per ordinary share until sold. The Company recorded the par value of US$3,400 with a corresponding reduction of additional paid-in capital, resulting in no net impact on total shareholders' equity.

During the six months ended June 30, 2026, no ADSs were sold under the ATM Program and no proceeds were received. As of June 30, 2026, all 8,500,000 ADSs (representing 340,000,000 Class A ordinary shares) remained held in reserve by the depositary bank and unsold, and the full US$12,800,000 of ADSs remained available for future issuance under the ATM Program. Upon a sale of ADSs under the ATM Program, the corresponding shares are reclassified as outstanding and the net proceeds (after the 3.0% sales commission and offering expenses) are recorded as additional paid-in capital.

On July 23, 2025, the Company completed the registration of 489,550 ADSs, representing 19,582,000 Class A Ordinary Shares, under its share incentive plan.

On June 29, 2026, the Company completed its registered direct offering (the “Offering”). In the Offering, an aggregate of 7,000,000 American Depositary Shares each representing forty (40) Class A Ordinary Shares par value US$0.00001 per share, at a purchase price of $0.625 per ADS. The gross proceeds to the Company from the Offering, before deducting commissions and offering expenses, were approximately $4.375 million.

As of December 31, 2025 and June 30, 2026, the Company had authorized 4,258,745,553 Class A ordinary shares and 741,254,447 Class B ordinary shares. As of December 31, 2025 and June 30, 2026, 2,160,310,915 and 2,799,892,915 Class A ordinary shares were issued, respectively, and 2,160,310,915 and 2,459,892,915 shares outstanding, as of December 31, 2025 and June 30, 2026, respectively, the shares issued as of June 30, 2026 include 340,000,000 escrowed reserve shares under the ATM Program. All 741,254,447 Class B ordinary shares authorized were issued and outstanding as of December 31, 2025 and June 30, 2026.

11.
SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based compensation granted by the Company were as follows:

	For the six months ended June 30,
	2025	2026
	US$	US$
Cost of revenues	15,689	(11,100)
Selling and marketing expenses	179,907	21,165
Research and development expenses	223,152	76,570
General and administrative expenses	2,424,953	654,871
Total	2,843,701	741,506

(a) 2023 Share Incentive Plan II

On December 23, 2024, the Company adopted the 2023 Share Incentive Plan II (the “2023 Plan II”). Pursuant to the 2023 Plan II, restricted shares units were granted to its directors, certain employees and non-employee consultants of the Group as approved by the administrator appointed by the board of directors. Shares granted under the 2023 Plan II are generally subject to only service condition but with multiple vesting schedules.

The fair value of each restricted share units granted is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares units granted under the 2023 Plan II:

	Number of ADS Outstanding (a)	Weighted Average Grant Date Fair Value (Per ADS) (a)
		US$
Unvested as of December 31, 2025	58,228	32.40
Vested	(12,281)	40.80
Forfeited	(4,343)	33.00
Unvested as of June 30, 2026	41,604	29.80
(a)
The number of restricted share units (expressed in ADSs) and the related weighted-average grant date fair value per ADS presented in the tables above have been retrospectively adjusted for all periods presented to reflect the change in the ADS ratio from one ADS representing 40 Class A ordinary shares to one ADS representing 800 Class A ordinary shares, which had the same effect as a one-for-twenty (20) reverse ADS split and became effective on August 21, 2026 (see Note 18).

For the six months ended June 30, 2025 and 2026, total share-based compensation expenses recognized for the restricted shares units granted under the 2023 Plan II were US$2,843,701 and US$312,818, respectively.

As of December 31, 2025 and June 30, 2026, there were US$935,641 and US$462,001 of unrecognized share-based compensation expenses related to the restricted share units granted under the 2023 Plan II. Such unrecognized expenses are expected to be recognized over a weighted-average period of 1.26 years and 1.07 years as of December 31, 2025 and June 30, 2026, respectively.

Effective as of March 9, 2026, the Company terminated the 2023 Plan II and ceased making awards thereunder. All awards previously granted under the 2023 Plan II remain outstanding and continue to be governed by its terms and applicable award agreements.

(b) 2026 Share Incentive Plan

On March 9, 2026, the Company adopted the 2026 Share Incentive Plan (the “2026 Plan”), under which the Company reserved 1,492,028,626 shares to motivate employees, nonemployee directors and consultants. Shares granted to officers under the 2026 Plan are generally subject to only service condition but with multiple vesting schedules.

The fair value of each restricted share units granted is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares units granted under the 2026 Plan:

	Number of ADS Outstanding (a)	Weighted Average Grant Date Fair Value (Per ADS) (a)
		US$
Unvested as of December 31, 2025	—	—
Granted	22,808	21.00
Vested	(20,808)	20.20
Unvested as of June 30, 2026	2,000	28.20

(a)
The number of restricted share units (expressed in ADSs) and the related weighted-average grant date fair value per ADS presented in the tables above have been retrospectively adjusted for all periods presented to reflect the change in the ADS ratio from one ADS representing 40 Class A ordinary shares to one ADS representing 800 Class A ordinary shares, which had the same effect as a one-for-twenty (20) reverse ADS split and became effective on August 21, 2026 (see Note 18).

For the six months ended June 30, 2025 and 2026, total share-based compensation expenses recognized for the restricted shares units granted under the 2026 Plan were nil and US$428,688, respectively.

As of June 30, 2026, there were US$48,035 of unrecognized share-based compensation expenses related to the restricted share units granted under the 2026 Plan. Such unrecognized expenses are expected to be recognized over a weighted-average period of 2.22 years as of June 30, 2026.

12.
INCOME TAX

The Group recorded an income tax expense of nil and nil for six months ended June 30, 2025 and 2026, representing effective income tax rates of nil% and nil%, respectively.

The effective income tax rate for six months ended June 30, 2025 and 2026 differs from the PRC statutory income tax rate of 25% primarily due to the effect of the research and development expenses bonus deduction, the preferential tax rate of 15% relating to X-Charge Technology, which qualifies as an HNTE, and the valuation allowance recorded against deferred tax assets of loss-making entities.

13.
LOSS PER SHARE

For the purpose of calculating loss per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Restructuring took place at the earliest period presented.

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Loss per share—basic and diluted:
Numerator:
Net loss attributable to Class A and Class B ordinary share of the Company —basic and diluted	(7,338,130)	(11,126,180)
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding (a)(b)	2,378,061,531	2,921,417,207
Weighted average number of vested restricted share units	166,547,658	207,102,641
Denominator used in computing loss per share—basic and diluted (c)	2,544,609,189	3,128,519,848
Loss per Class A and Class B ordinary share—basic and diluted (US$)	(0.003)	(0.004)

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	As of June 30,
	2025	2026
Financial liability (d)	6,892,767	10,385,182

a.
The Company has a dual-class share structure, with each Class A ordinary share carrying 1 vote and each Class B ordinary share carrying 10 votes. All share classes enjoy equal rights to dividends; therefore, the allocation of net profits is independent of voting rights.
b.
The 340,000,000 Class A ordinary shares (8,500,000 ADSs) issued to the depositary bank as reserve shares under the ATM Program were held in escrow and unsold as of June 30, 2026. As these shares are not considered outstanding for accounting purposes, they have been excluded from the denominator used to compute both basic and diluted net loss per ordinary share for all periods presented (see Note 10).
c.
Vested but unregistered restricted share units are included in the denominator of basic loss per share calculation once there were no further vesting conditions or contingencies associated with them, as they are not considered contingently issuable shares. Accordingly, the weighted average number of shares of 166,547,658 and 207,102,641 are related to these restricted share units are included in the denominator for the computation of basic EPS for the six months ended June 30, 2025 and 2026, respectively.
d.
The warrants represent 0.2898% of the Company's equity interest as of June 30, 2025 and 2026, respectively, calculated on a fully diluted basis according to the warrant agreement.
14.
RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has major transactions with:

(1) Mr. Ding Rui, one of the Founders.

(2) Zhichong Technology (Shenzhen) Co., Ltd (“Shenzhen Zhichong”), which is 49% owned by the Group.

(3) Beijing Puyan Enterprise Management Co., Ltd (“Beijing Puyan”), which is a related party of one of the Group’s preferred shareholders.

(4) Beijing Zhichong New Energy Technology Co., Ltd (“Zhichong New Energy”), which is 11.71% owned by the Group.

(5) Mr. Hou Yifei, one of the Founders.

The Group mainly had the following transactions and balances with related parties:

(a) Major transactions with related parties

		For the Six Months Ended June 30,
		2025	2026
		US$	US$
Interest income from Beijing Puyan	(i)	768	-
Purchase of materials from Shenzhen Zhichong	(ii)	33,363	526
Sell products to Shenzhen Zhichong	(ii)	11,693	-
Sell products to Zhichong New Energy	(iii)	897,497	226

(b) Balance of amounts due from related parties:

		As of December 31,	As of June 30,
		2025	2026
		US$	US$
Beijing Puyan	(i)	273,066	282,874
Shenzhen Zhichong	(ii)	11,951	43,184
Zhichong New Energy	(iii)	2,737,608	2,317,482
Amounts due from related parties, gross		3,022,625	2,643,540
Allowance for expected credit losses		(504,792)	(909,207)
Total		2,517,833	1,734,333

The movements of the allowance for doubtful accounts were as follows:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Balance at the beginning of the year/period	-	(504,792)
Provision for expected credit losses	(496,730)	(381,936)
Foreign currency translation	(8,062)	(22,479)
Balance at the end of the year/period	(504,792)	(909,207)

(c) Balance of amounts due to a related party

		As of December 31,	As of June 30,
		2025	2026
		US$	US$
Shenzhen Zhichong	(ii)	164,046	159,996
Total		164,046	159,996

(i)
On March 22, 2021, the Board of Directors of X-Charge Technology approved a loan agreement with its related party, Beijing Puyan. Under this agreement, X-Charge Technology provided a two-year loan of RMB30.3 million (approximately US$4.2 million) to Beijing Puyan, bearing an annual interest rate of 3.85%. Beijing Puyan repaid RMB10 million (approximately US$1.4 million) of the principal in December 2022, and RMB20 million (approximately US$2.8 million) was repaid in January 2023. As of December 31, 2025 and June 30, 2026, the balance outstanding was US$0.3 million and US$0.4 million, respectively. Interest income recognized from this loan amounted to US$ 768 and nil in the unaudited condensed consolidated statements of comprehensive loss for the six months ended June 30, 2025 and 2026, respectively.
(ii)
The Group purchased certain types of EV chargers from Shenzhen Zhichong in the amount of US$33 thousand and US$0.5 thousand for the six months ended June 30, 2025 and 2026, respectively. The outstanding balance of accounts payable to Shenzhen Zhichong were US$0.2 million and US$0.2 million as of December 31, 2025 and June 30, 2026, respectively, which were included in amounts due to a related party on the consolidated balance sheets.
Besides, the Group also sold certain types of EV chargers to Shenzhen Zhichong, with zero transaction volume for the six months ended June 30, 2025 and 2026. The outstanding balance of accounts receivable from Shenzhen Zhichong were US$11.9 thousand and US$43.2 thousand as of December 31, 2025 and June 30, 2026, respectively, which were included in amounts due from related parties on the consolidated balance sheets.
(iii)
The Group sold certain types of EV chargers to Zhichong New Energy in the amount of US$0.9 million and US$0.2 thousand for the six months ended June 30, 2025 and 2026, respectively. The outstanding balance of accounts receivable from Zhichong New Energy were US$2.7 million and US$2.2 million as of December 31, 2025 and June 30, 2026, respectively, which were included in amounts due from related parties on the consolidated balance sheets.
15.
REVENUE INFORMATION

Revenues consisted of the following:

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Product revenues	12,088,605	9,466,876
Service revenues	362,521	804,113
Total revenues	12,451,126	10,270,989

The following summarizes the Group’s revenues from the following geographic areas (based on the locations of customers):

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Europe	4,830,840	6,038,024
PRC	2,401,219	862,278
USA	5,186,643	2,945,420
Others	32,424	425,267
Total revenues	12,451,126	10,270,989

For the six months ended June 30, 2025 and 2026, revenues recognized that was included in the contract liabilities at January 1, 2025 and 2026 amounted to US$2,181,112 and US$1,026,891, respectively.

The Group has elected the practical expedient in ASC 606-10-50-14(a) not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

16.
CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total Shareholders’ equity
	Number	Amounts	Number	Amounts	Amounts	Amounts	Amounts	Amounts
Balance as of January 1, 2025	1,636,807,084	16,368	741,254,447	7,413	79,883,038	1,975,487	(52,373,422)	29,508,884
Net loss	—	—	—	—	—	—	(7,338,130)	(7,338,130)
Share-based compensation	—	—	—	—	2,903,701	—	—	2,903,701
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(52,090)	—	(52,090)
Balance as of June 30, 2025	1,636,807,084	16,368	741,254,447	7,413	82,786,739	1,923,397	(59,711,552)	25,022,365

	Ordinary shares
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Accumulated other comprehensive income	Accumulated deficit	Total Shareholders’ equity
	Number	Amounts	Number	Amounts	capital	Amounts	Amounts	Amounts
Balance as of January 1, 2026	2,160,310,915	21,603	741,254,447	7,413	100,820,027	1,893,379	(84,876,067)	17,866,355
Net loss	—	—	—	—	—	—	(11,126,180)	(11,126,180)
Share-based compensation	—	—	—	—	741,506	—	—	741,506
Issuance of escrowed reserve shares under the ATM Program	340,000,000	3,400			(3,400)	—	—	—
Share issuance from vest of restricted shares units	19,582,000	196			(196)	—	—	—
Share issuance upon followed-up offering, net of issuance costs of US$894,379	280,000,000	2,800			3,477,822	—	—	3,480,622
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(524,335)	—	(524,335)
Balance as of June 30, 2025	2,799,892,915	27,999	741,254,447	7,413	105,035,759	1,369,044	(96,002,247)	10,437,968

17.
COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2026, the Group had neither significant financial nor capital commitment.

Contingencies

As of June 30, 2026, the Group was a party to an arbitration proceeding as detailed described in Notes 6. In connection with this matter, the Group had recognized a provision of RMB18.5 million (approximately US$2.7 million) for outstanding principal, accrued interest, and default interest accrued up to the balance sheet date, and had restricted cash of RMB17.4 million (approximately US$2.6 million) due to asset preservation measures on certain bank accounts. The Group concludes that the ultimate outcome of this arbitration could not have a material adverse effect on the Group's results of operations, consolidated financial condition, or cash flows.

18.
SUBSEQUENT EVENTS

On August 19, 2026, the Company announced that it will change the ratio (the “ADS Ratio”) of its American depositary shares (“ADSs”) to its Class A ordinary shares from the ratio of one (1) ADS representing forty (40) Class A ordinary shares to one (1) ADS representing eight hundred (800) Class A ordinary shares (the “ADS Ratio Change”). For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-twenty (20) reverse ADS split. The ADS Ratio Change does not change the number of the Company’s issued and outstanding ordinary shares, the par value per share, or any amounts recognized in these unaudited condensed consolidated financial statements, and accordingly has no impact on the loss per ordinary share for any period presented. The numbers of ADSs and the per-ADS amounts disclosed in the share-based compensation note (the 2023 Share Incentive Plan II and the 2026 Share Incentive Plan) have been retroactively adjusted to reflect the ADS Ratio Change for all periods presented.